Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name  State or Country of Incorporation

Panhandle Eastern Pipe Line Company, LP Delaware
Trunkline Gas Company, LLC Delaware
Trunkline LNG Holdings, LLC Delaware
Trunkline LNG Company, LLC Delaware
Pan Gas Storage, LLC Delaware
CCE Acquisition, LLC Delaware

Note: Certain wholly-owned subsidiaries of Southern Union Company are not named above. Considered in the aggregate as a single subsidiary, these unnamed entities would not constitute a "significant subsidiary" at the end of the year covered by this report. Additionally, the Company has other subsidiaries that conduct no business except to the extent necessary to main-tain their corporate name or existence.